Exhibit 99.1

Qudian Inc. Regains Compliance with NYSE Minimum Price Requirement

XIAMEN, China, August 2, 2022 /PRNewswire/ — Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a consumer-oriented technology company in China, today announced that the Company has regained compliance with the New York Stock Exchange’s (“NYSE”) continued listing standard for share prices as confirmed by a notification letter from the NYSE on August 1, 2022.

On May 25, 2022, the NYSE notified the Company of its non-compliance with the exchange’s continued listing standards because the average closing price of its American depositary shares (“ADSs”) had fallen below $1.00 over a period of 30 consecutive trading days.

On August 1, 2022, the NYSE confirmed to Qudian that a calculation of the average closing price of the Company’s ADSs over the 30-trading day period ended July 29, 2022 indicated that such price exceeded the NYSE’s minimum requirement of $1.00. Accordingly, the Company is no longer considered below the $1.00 continued listing criterion.

About Qudian Inc.

Qudian Inc. (“Qudian”) is a consumer-oriented technology company in China. The Company historically focused on providing credit solutions to consumers. Qudian is exploring innovative consumer products and services to satisfy Chinese consumers’ fundamental and daily needs by leveraging its technology capabilities. In March 2022, it launched a ready-to-cook meal business catering to working-class consumers in China.

For more information, please visit https://ir.qudian.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contains forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its products; Qudian’s expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

IR team

Tel: +86-592-596-8208

E-mail: ir@qudian.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com